Exhibit 99.1

Pinnacle Food Reports 57 Percent Revenue Increase and

Net Profit of $286K in 2024

Vancouver, BC, July 17, 2025 – Pinnacle Food Group Limited (Nasdaq: PFAI) (“Pinnacle” or “the Company”), a seller of smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms, today announced that, for the year ended December 31, 2024, the Company had revenue of $3,289,862, a 57 percent increase compared with revenue of $2,100,819 for the year ended December 31, 2023. The Company had a net profit of $286,142, or $.03 per share, for the year ended December 31, 2024, compared with a net profit of $917,687, or $.11 per share, in 2023.

Pinnacle’s increased revenues in 2024 resulted from an increase in sales of its smart farming systems compared to 2023. The Company sold over 3,000 smart farming systems in 2024 compared to 2,600 systems in fiscal 2023.

The Company’s decrease in net profit in fiscal 2024 was primarily the result of an increase in cost of revenue of $915,998, which resulted in a decrease in gross profit margin to 47 percent compared with 61 percent in fiscal 2023, as well as an increase of $707,085, or 303 percent, in total operating costs and expenses as the Company prepared for IPO.

The Company had cash of $685,796 at December 31, 2024 and $121,368 at the same date a year earlier. Pinnacle closed its IPO on April 23, 2025, raising gross proceeds of $7.2 million.

“We are encouraged by our strong revenue performance in fiscal 2024,”said Pinnacle chief executive Jiulong You. “Going forward, we anticipate our sales mix shifting to include more of our larger smart farming systems sold to community groups and urban farms, thus improving our revenue base and margins. We also intend to expand our sales footprint into the APAC region, where we believe demand for smart farming systems is growing rapidly.” Mr. You said he looked forward to sharing additional details on the above developments “in the near future.”

About Pinnacle Food Group Limited

Incorporated in Cayman Islands, Pinnacle Food Group Limited sells smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms. Pinnacle offers both tailored hardware solutions and data-driven support, allowing users to optimize their smart farming productivity. For more information, please visit the Company’s website at https:// www.pinnaclefoodinc.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement for the offering filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Pinnacle Food Group Limited Investor Contact:

Wencai Pan

Chief Financial Officer

Office: +1 604 727 7204

Email: ir@pinnaclefoodinc.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com